Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’ An Middle Road

Jing’An District, Shanghai, China 200040

August 6, 2021

VIA EDGAR

Scott Stringer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 30, 2021
File No. 001-39229

Dear Mr. Stringer:

Zhongchao Inc. (the “Company”, “Zhongchao,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 26, 2021 regarding our annual report on Form 20-F previously submitted on April 30, 2021 (the “Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended annual report on Form 20-F filed publicly accompanying this response letter is referred to as the Form 20-F/A.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 15. Controls and Procedures

Internal Control Over Financial Reporting, page 124

1.	We note you have not included management’s report assessing internal control over financial reporting and that you are relying on the transition period established by the rules of the SEC. We note you filed your first Form 20-F for the fiscal year ended December 31, 2019 on May 8, 2020, and this Form 20-F, for the fiscal year ended December 30, 2020, is your second annual report. Please explain why you have not provided management’s report on internal controls. Reference is made to Item 15 of Form 20-F, specifically the instructions to Item 15.1.

Response: In response to the Staff’s comment, we have amended the Form 20-F to include the disclosure of management’s report on internal controls.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

[Signature page follows]

Very truly yours,

/s/ Pei Xu
Pei Xu CFO

cc:	Hunter Taubman Fischer & Li LLC